PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	March 31,	December 31,
	2005	2004
Short-term debt	$30.3	78.8

Current portion of long-term debt	45.8	45.9

Long-term debt	970.7	972.2

Total debt	1,046.8	1,096.9

Minority interests in consolidated subsidiaries	581.8	555.1

Shareholders’ equity	4,752.5	4,343.1

Total capitalization	$6,381.1	5,995.1

Ratio of total debt to total capitalization	16.4%	18.3%